FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO
ANNOUNCES PAYMENT DATE FOR THE FIRST PORTION OF
THE DIVIDEND APPROVED AT THE APRIL 2013 SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, April 18, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced that on April 25, 2013, the Company will pay the first portion of the dividend approved at the annual General Ordinary Shareholders’ Meeting held April 16, 2013, which approval held the following:

From the account for net income pending allocation, which is equal to approximately Ps. 1,573,001,986.00 (ONE BILLION, FIVE HUNDRED SEVENTY THREE MILLION, ONE THOUSAND, NINE HUNDRED AND EIGHTY SIX PESOS) (in accordance with Mexican Financial Reporting Standards (“MFRS”)), a dividend is declared to be paid in the amount of Ps. 1,210,000,000.00 (ONE BILLION, TWO HUNDRED TEN MILLION PESOS), to be divided among each outstanding share as of the payment date, excluding the shares repurchased by the Company as of each payment date in accordance with Article 56 of the Mexican Securities Market Law; the remaining net income pending application once the dividend has been paid will remain as net income pending application.  The dividend will be paid as follows:

a)     Ps. 907,500,000.00 (NINE HUNDRED AND SEVEN MILLION AND FIVE HUNDRED THOUSAND PESOS) on or before May 31, 2013; and
b)     Ps. 302,500,000.00 (THREE HUNDRED AND TWO MILLION AND FIVE HUNDRED THOUSAND PESOS) on or before November 30, 2013.

Accordingly, the first portion will be equivalent to approximately Ps. 1.709939278784350 per share outstanding and will be paid on April 25, 2013.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional and Public Relations Officer
Rodrigo Guzmán, Chief Financial Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter:        http://twitter.com/aeropuertosGAP

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 18, 2013